Exhibit 99.1

COMPANY ANNOUNCEMENT

TORM plc announces secondary public offering of its class A common shares by a selling shareholder

TORM plc (the “Company” or “TORM”) (Nasdaq: TRMD or TRMD A) today announces the commencement of a secondary public offering of 6,896,552 (six million, eight hundred ninety six thousand, five hundred fifty two) of the Company’s Class A common shares by OCM Njord Holdings S.à r.l. (the “Selling Shareholder”), a company indirectly owned by funds managed by Oaktree Capital Management, L.P. and its affiliates. The Selling Shareholder expects to grant the underwriter a 30-day option to purchase up to an additional 1,034,482 (one million, thirty four thousand, four hundred eighty two) Class A common shares offered in this offering. The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed.

The Selling Shareholder beneficially owns approximately 54% of the Company’s Class A common shares prior to this offering. The Company is not selling any Class A common shares and will not receive any proceeds from the sale of the Company’s Class A common shares by the Selling Shareholder.

Citigroup Global Markets Inc. is acting as sole underwriter for the offering. The underwriter intends to offer the Company’s Class A common shares from time to time for sale in one or more transactions on Nasdaq or Nasdaq Copenhagen A/S, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The offering will be made only by means of a prospectus supplement and accompanying base prospectus related to the offering, copies of which may be obtained, when available, from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146).

This company announcement does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein and there shall not be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A shelf registration statement relating to the offering of the Class A common stock was filed with the U.S. Securities and Exchange Commission and is effective.

Contact

Mikael Bo Larsen, Head of Investor Relations

Tel.: +45 5143 8002

About TORM

TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of approximately 90 product tanker vessels with a strong commitment to safety. environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD. ISIN: GB00BZ3CNK81).

Safe harbor statements as to the future

Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “targets,” “projects,” “forecasts,” “potential,” “continue,” “possible,” “likely,” “may,” “could,” “should” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL	COMPANY ANNOUNCEMENT NO. 24
LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	30 MAY 2024	PAGE 1 / 2

COMPANY ANNOUNCEMENT

future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; inflationary pressure; increased cost of capital or limited access to funding due to EU Taxonomy or relevant territorial taxonomy regulations; the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation of petroleum products; general domestic and international political conditions or events, including “trade wars”, and the conflict between Russia and Ukraine, the developments in the Middle East, including the conflicts in Israel and the Gaza Strip, and the conflict regarding the Houthi attacks in the Red Sea; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies; Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery; effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our board of directors and senior management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; our dependence on key personnel and our ability to attract, retain and motivate key employees; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; potential disruption of shipping routes due to accidents, climate-related incidents, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; the impact of adverse weather and natural disasters; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.

In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL	COMPANY ANNOUNCEMENT NO. 24
LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	30 MAY 2024	PAGE 2 / 2